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Filed pursuant to Rule 424(b)(5)
Registration No. 333-117205

Amendment to Prospectus Supplement Dated April 6, 2006
(To Prospectus Dated August 5, 2004)

6,375,000

Ordinary Shares

Apex Silver Mines Limited

April 6, 2006

We are selling 6,375,000 of our ordinary shares. This amount includes 4,250,000 ordinary shares originally offered pursuant to the prospectus supplement dated April 6, 2006 and an additional 2,125,000 ordinary shares added to the offering pursuant to this amendment.

Our ordinary shares are listed on the American Stock Exchange under the symbol "SIL." The last reported sales price of our ordinary shares on the American Stock Exchange on April 5, 2006 was $25.21.

Investing in our ordinary shares involves risks. See "Risk Factors" beginning on page S-6 of the accompanying prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement and the related prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total

Public offering price	$24.45	$155,868,750

Underwriting discounts and commissions	$0.75	$4,781,250

Proceeds before expenses	$23.70	$151,087,500

        The underwriter expects to deliver the ordinary shares to purchasers on or about April 12, 2006.

BMO Nesbitt Burns

EXPLANATORY NOTE

        This amendment to the prospectus supplement dated April 6, 2006 is being filed and distributed to investors to reflect the increase in the size of the offering from 4,250,000 ordinary shares to 6,375,000 ordinary shares. Unless otherwise described herein, the information provided in the previously filed prospectus supplement is unchanged.

The Offering

Securities offered	6,375,000 ordinary shares. This amount includes 4,250,000 ordinary shares originally offered pursuant to the prospectus supplement dated April 6, 2006 and an additional 2,125,000 ordinary shares added to the offering pursuant to this amendment.
Issue price	$24.45 per ordinary share.
Ordinary shares outstanding after this offering	58,405,275 ordinary shares.
Risk factors	An investment in our ordinary shares involves risk. Please refer to "Risk Factors" beginning on page S-6 of the prospectus supplement, as amended, for factors you should consider.
Use of proceeds
The proceeds of this offering, net of the underwriter's fee and before expenses, are estimated to be approximately $151,087,500, based on an offering price of $24.45 per ordinary share. We plan to use the net proceeds to continue further evaluation, exploration, advancement and expansion of our portfolio of exploration properties and for other general corporate purposes.
Trading symbols and listing	Our ordinary shares are listed on the American Stock Exchange under symbol "SIL."

USE OF PROCEEDS

        We expect that the proceeds from the sale of the ordinary shares offered by the prospectus supplement, as amended, net of the underwriter's fee and before expenses of the offering, will be approximately $151,087,500, based on an offering price of $24.45 per ordinary share. We plan to use the net proceeds to continue further evaluation, exploration, advancement and expansion of our portfolio of exploration properties and for other general corporate purposes.

        Pending the application of the net proceeds, we expect to invest the proceeds in short-term investment grade marketable securities or money market obligations.

CAPITALIZATION

        The following table sets forth our consolidated capitalization as of December 31, 2005 (i) on an actual basis, and (ii) as adjusted to give effect to this offering with estimated net proceeds of $150,987,500, after deducting the underwriter's fee of $4,781,250 and estimated expenses of $100,000. The following table should be read in conjunction with the audited consolidated financial statements and accompanying notes for the year ended December 31, 2005, which are incorporated by reference into this prospectus supplement.

	As at December 31, 2005
	Actual	As Adjusted for the Offering
	($ in thousands)
Cash and cash equivalents	$4,808	$155,796

Restricted cash	$135,182	$135,182

Short term investments	$132,000	$132,000

Restricted investments	$67,491	$67,491

Debt
Current debt	$2,270	$2,270
Long term debt	320,021	320,021

Total debt	$322,291	$322,291

Shareholders' equity
Ordinary Shares, $.01 par value, 75,000,000 shares authorized; 50,444,890 issued and outstanding as of December 31, 2005	$504	$568
Contributed surplus	486,519	637,443
Deficit	(164,696)	(164,696)

Total shareholders' equity	$322,327	$473,315

Total capitalization	$644,618	$795,606

UNDERWRITING

        Harris Nesbitt Corp. is acting as the sole underwriter of the offering. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus supplement, the underwriter has agreed to purchase, and we have agreed to sell to the underwriter, the number of ordinary shares set forth opposite the underwriter's name. Amounts shown below include 4,250,000 ordinary shares originally offered pursuant to the prospectus supplement dated April 6, 2006 and an additional 2,125,000 ordinary shares added to the offering pursuant to this amendment.

Underwriter	Number of ordinary shares
Harris Nesbitt Corp.	6,375,000

Total	6,375,000

        The underwriting agreement provides that the obligations of the underwriter to purchase the ordinary shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriter is obligated to purchase all of the ordinary shares if it purchases any of the ordinary shares.

        The underwriter proposes to offer some of the ordinary shares directly to the public at the public offering price set forth on the cover page of this prospectus supplement and some of the ordinary shares to dealers at the public offering price less a concession not to exceed $0.10 per ordinary share. If all of the ordinary shares are not sold at the initial offering price, the underwriter may change the public offering price and the other selling terms.

        We, our officers and directors have agreed that, for a period of 90 days from the date of this prospectus supplement, we and they will not, without the prior written consent of BMO Nesbitt Burns, dispose of or hedge any ordinary shares or any securities convertible into or exchangeable for our ordinary shares provided, however, that our officers and directors may, as a group, dispose of an aggregate of 175,000 ordinary shares. BMO Nesbitt Burns in its sole discretion may release any of the securities subject to these lock-up agreements at any time without notice.

        In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of ordinary shares described in this prospectus supplement may not be made to the public in that relevant member state prior to the publication of a prospectus in relation to the ordinary shares that has been approved by the competent authority in that relevant member state or, where appropriate, approved in another relevant member state and notified to the competent authority in that relevant member state, all in accordance with the Prospectus Directive, except that, with effect from and including the relevant implementation date, an offer of ordinary shares may be offered to the public in that relevant member state at any time:

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  to any legal entity that is authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities, or

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  to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts, or

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  in any other circumstances that do not require the publication of a prospectus pursuant to Article 3 of the Prospectus Directive.

        Each purchaser of ordinary shares described in this prospectus supplement located within a relevant member state will be deemed to have represented, acknowledged and agreed that it is a "qualified investor" within the meaning of Article 2(1)(e) of the Prospectus Directive.

        For purposes of this provision, the expression an "offer to the public" in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the ordinary shares to be offered so as to enable an investor to decide to purchase or subscribe for the ordinary shares, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression "Prospectus Directive" means Directive 2003/71/EC and includes any relevant implementing measure in each relevant member state.

        The sellers of the ordinary shares have not authorized and do not authorize the making of any offer of ordinary shares through any financial intermediary on their behalf, other than offers made by the underwriter with a view to the final placement of the ordinary shares as contemplated in this prospectus supplement. Accordingly, no purchaser of the ordinary shares, other than the underwriter, is authorized to make any further offer of the ordinary shares on behalf of the sellers or the underwriter.

        This prospectus supplement is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive ("Qualified Investors") that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Order") or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as "relevant persons"). This prospectus supplement and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

        Neither this prospectus supplement nor any other offering material relating to the ordinary shares described in this prospectus supplement has been submitted to the clearance procedures of the Autorité des Marchés Financiers or by the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The ordinary shares have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus supplement nor any other offering material relating to the offered shares has been or will be:

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  released, issued, distributed or caused to be released, issued or distributed to the public in France; or

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  used in connection with any offer for subscription or sale of the offered shares to the public in France.

        Such offers, sales and distributions will be made in France only:

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  to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d'investisseurs), in each case investing for their own account, all as defined in, and in accordance with, Article L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier; or

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  to investment services providers authorized to engage in portfolio management on behalf of third parties; or

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  in a transaction that, in accordance with article L.411-2-II-1°-or-2°-or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l'épargne).

        The offered shares may be resold directly or indirectly, only in compliance with Articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

        The underwriter has represented, warranted and agreed that:

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  (1) it has not offered or sold and will not offer or sell our ordinary shares in Hong Kong SAR by means of this prospectus supplement or any other document, other than to persons whose ordinary business involves buying or selling shares or debentures, whether as principal or agent or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32 of the Laws of Hong Kong SAR), and (2) unless it is a person who is permitted to do so under the securities laws of Hong Kong SAR, it has not issued or held for the purpose of issue in Hong Kong and will not issue or hold for the purpose of issue in Hong Kong SAR this prospectus supplement, any other offering material or any advertisement, invitation or document relating to our ordinary shares, otherwise than with respect to ordinary shares intended to be disposed of to persons outside Hong Kong SAR or only to persons whose business involves the acquisition, disposal, or holding of securities, whether as principal or as agent;

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  the ordinary shares offered in this prospectus have not been registered under the Securities and Exchange Law of Japan, and it has not offered or sold and will not offer or sell, directly or indirectly, ordinary shares in Japan or to or for the account of any resident of Japan, except (1) pursuant to an exemption from the registration requirements of the Securities and Exchange Law and (2) in compliance with any other applicable requirements of Japanese law; and

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  this prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription to purchase, of our ordinary shares, may not be circulated or distributed, nor may our ordinary shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to the public or any member of the public in Singapore other than (1) to an institutional investor or other person specified in Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"), (2) to a sophisticated investor, and in accordance with the conditions, specified in Section 275 of the SFA or (3) otherwise pursuant to, and in accordance with the conditions of any other applicable provision of the SFA.

        Our ordinary shares are listed on the American Stock Exchange under the symbol "SIL."

        The following table shows the underwriting discounts and commissions that we are to pay to the underwriter in connection with this offering.

Paid by Apex Silver
Per share	$0.75
Total	$4,781,250

        In connection with the offering, BMO Nesbitt Burns may purchase and sell ordinary shares in the open market. These transactions may include short sales, covering transactions and stabilizing transactions. Short sales involve sales of common stock in excess of the number of shares to be purchased by the underwriter in the offering, which creates a short position. The underwriter must close out any short position by purchasing ordinary shares in the open market. A short position is more likely to be created if the underwriter is concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consists of bids for or purchases of shares in the open market while the offering is in progress.

        Any of these activities may have the effect of preventing or retarding a decline in the market price of our ordinary shares. They may also cause the price of our ordinary shares to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriter may conduct these transactions on the American Stock Exchange or in the over-the-counter market, or otherwise. If the underwriter commences any of these transactions, it may discontinue them at any time.

        We estimate that our portion of the total expenses of this offering will be approximately $4,881,250, including underwriter's fee of $4,781,250 and approximately $100,000 of other costs in connection with the offering.

        We expect to deliver the ordinary shares against payment for the shares on or about the date specified in the last paragraph of the cover page of this prospectus supplement, which will be the fourth business day following the date of the pricing of the ordinary shares. Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade ordinary shares on the date of pricing or the next succeeding business day will be required, by virtue of the fact that the ordinary shares initially will settle in T+4, to specify alternative settlement arrangements to prevent a failed settlement.

        The underwriter has performed investment banking and advisory services for us from time to time for which it has received customary fees and expenses. The underwriter may, from time to time, engage in transactions with and perform services for us in the ordinary course of its business.

        A prospectus in electronic format may be made available on the website maintained by the underwriter. The underwriter may allocate a number of ordinary shares for sale to its online brokerage account holders. In addition, ordinary shares may be sold by the underwriter to securities dealers who resell ordinary shares to online brokerage account holders.

        We have agreed to indemnify the underwriter against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriter may be required to make because of any of those liabilities.

Apex Silver Mines Limited

6,375,000

Ordinary Shares

Amendment to
Prospectus Supplement

April 6, 2006

BMO Nesbitt Burns

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EXPLANATORY NOTE
The Offering
USE OF PROCEEDS
CAPITALIZATION
UNDERWRITING